



SECURI **06004771** SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~40 635~~ 40635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** AND ENDING **12/31/05**
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CapNet Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 CityWest Blvd., Suite 700
_____
(No. and Street)

Houston   Texas   77042
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Wilson   (281) 770-9270
_____
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.
_____
                (Name – *if individual, state last, first, middle name*)

2002 Woodland Valley Drive   Kingwood   Texas   77339
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Robert J. Wilson_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__CapNet Securities Corporation_____ , as

of __December 31,_____, 20__05__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO

KRISTI BOMAR
MY COMMISSION EXPIRES
October 3, 2008

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o)   Statement of Cash Flows

(p)   Independent auditor's report on internal control

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

CAPNET SECURITIES CORPORATION

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2005

2002 WOODLAND VALLEY · KINGWOOD, TX · 77339-3365

CELL: 713-818-1892 · PHONE: 281-358-2855 · FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
CapNet Securities Corporation
Houston, Texas

I have audited the accompanying statement of financial condition of CapNet Securities Corporation as of December 31, 2005 and the related statement of income, changes in stockholders' equity and cash flows for the year. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapNet Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James A. Longaker, CPA
February 22, 2006

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CAPNET SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:

Cash in bank	$	439,535
Receivables:		
Accounts receivable		819
Accounts receivable employees		33,519
Commissions receivable		9,275
Affiliated company		185,200
Prepaid expenses		-
Total current assets		668,348
Equipment and furniture net of accumulated depreciation of $36,269		89,279
Other assets		
Deposits		3,876
Investment in Lipid Labs		15,000
Total other assets		18,876
Total assets	$	776,503

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accounts payable	$	272,810
Accrued liabilities		-
Due from affiliated company		7,900
Total current liabilities		280,710
Stockholders' Equity		
Common Stock, $.01 par value per share; authorized 1,000,000 shares; issued and outstanding 119,750 shares		1,198
Additional paid-in capital		692,987
Accumulated deficit		(198,392)
Total stockholders' equity		495,793
Total liabilities and stockholders' equity	$	776,503

The accompanying notes are an integral part of the financial statements.

CAPNET SECURITIES CORPORATION
STATEMENT OF INCOME
Year ended December 31, 2005

Revenues:		
Commission income	$	3,720,873
Professional services		1,020
Other fee income		5,883
Total revenue		3,727,776
Operating expenses		
General and administrative		390,007
Payroll and related expenses		162,448
Bad debt expense		
Commission		2,483,342
Consulting		277,230
Depreciation		–
Professional fees		190,506
Total expenses		3,503,533
Net income (loss) before Interest		224,243
Other Income (Expense)		
Interest expense		(3,663)
Interest income		479
Total other income (expenses		(3,184)
Net income	$	221,059

The accompanying notes are an integral part of the financial statements.

CAPNET SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2005	$ 1,198	$ 664,489	$ (419,451)	$ 246,236
Capital contribution	-	28,498	-	28,498
Net income for the year	-	-	221,059	221,059
Balance at December 31, 2005	$ 1,198	$ 692,987	$ (198,392)	$ 495,793

The accompanying notes are an integral part of the financial statements.

CAPNET SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:

Net income	$ 221,059
Adjustments to reconcile net income to net cash	
Provided by (used for) operating activities:	
Depreciation	18,031
(Increase)/decrease in accounts receivables	70,113
(Increase)/decrease in accounts receivables employees	(33,519)
(Increase)/decrease in commissions receivables	240,247
(Increase)/decrease in affiliated companies	(167,501)
(Increase)/decrease in prepaid expenses	1,420
(Decrease)/increase in accounts payable	231,504
(Decrease)/increase in accrued liabilities	(126,366)
(Decrease)/increase in due from affiliates	(21,598)
Total adjustment	212,332
Net cash provided (used) in operating activities	433,391

Cash flows from investing activities:

(Purchase)/disposal of furniture and equipment	(37,649)
Net cash provided (used) by investing activities	(37,649)

Cash flows from financing activates:

Proceeds from additional paid in capital	28,498
Net cash provided (used) in financing activities	28,498
Net (decrease) in cash	424,240
Cash at beginning of year	15,295
Cash at end of year	$ 439,535

The accompanying notes are an integral part of the financial statements.

A. Summary Of Significant Accounting Policies

Nature of Business

CapNet Securities, Inc. is a broker and a dealer registered with the Securities and Exchange Commission. The company was formed as a Texas corporation in 1988, and has been operating in Houston, Texas since then. The Company changed its name from Augusta Securities Corporation to Morgan Brewer Securities Co. on January 8, 2002 and in January 2003 changed its name to CapNet Securities, Inc. The Company is an introducing broker with accounts processed by Institutional Capital Management in Houston.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2005.

Equipment and Furniture

Depreciation is provided using the straight-line method for financial reporting purposes. Equipment, furniture and leasehold improvements consisted of the following as of December 31, 2004:

Equipment	$ 19,771
Furniture	100,000
Leasehold improvements	5,777
	125,548
Less: accumulated depreciation	36,269
Total	$ 89,279

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Federal Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The

realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital

The Company is subject to a $5,000 minimum capital requirement or a mimimum net capital required at 6.25% of aggregated indebtedness ($18,714) under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, the net capital was $183,100, which exceeded the required minimum capital by $164,386. The Company's ratio of aggregated indebtedness to net capital was 1.53 to 1 at December 31, 2005.

CAPNET SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2005

Total equity from statement of financial condition	$	495,793
Less non-allowable assets:		
Statement of Financial Condition		312,693
Net Capital	$	183,100

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	18,714
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	18,714
Excess net capital	$	164,386
Excess net capital at 1000%	$	155,029

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	280,710
Percentage aggregate indebtedness to net capital		153%

RECONCILIATION WITH COMPANY'S COMPUTATION

The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
CapNet Securities Corporation
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of CapNet Securities Corporation for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

James A. Longaker, CPA

February 22, 2006

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718